July 20, 2011

Via EDGAR and HAND DELIVERY

John Reynolds

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549-6010

Re: Radius Health, Inc.

Form 8-K

Filed May 23, 2011

Form 10-K for Fiscal Year Ended December 31, 2010

Filed March 24, 2011

File No. 000-53173

Dear Mr. Reynolds:

On behalf of our client, Radius Health, Inc., a Delaware corporation (f/k/a MPM Acquisition Corp.) (the “Company”), submitted below are the responses of the Company to the comments of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that were contained in your letter dated June 28, 2011 (the “Comment Letter”). For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the response of the Company.  Page numbers refer to page numbers of the Form 8-K filed on May 23, 2011 (the “Form 8-K”).

Submitted herewith please find the corresponding Form 8-K/A filed by the Company in response to the Staff’s comments contained in the Comment Letter and to effect updating and other changes.  To assist in your review, enclosed in the federal express package please find a marked version of the Form 8-K/A that shows the changes made to the Form 8-K.

Form 8-K, filed May 23, 2011

Completion of acquisition or Disposition of Assets, page 1

1.              Please identify the former stockholders of the target that held 100% of the outstanding capital.

Response:

The Form 8-K has been revised to identify MPM Asset Management LLC was the former stockholder of the Company that owned 100% of the outstanding capital of the Company prior to redemption.

2.              We note that the Series A-1 Convertible Preferred Stock Purchase Agreement was amended but are unable to locate such amendment.  Please file the amendment as an exhibit.

Response:

The Company acknowledges the Staff’s comment and notes that Amendment No. 1 to the Series A-1 Convertible Preferred Stock Purchase Agreement (the “SPA Amendment”) was inadvertently omitted as an exhibit to the Form 8-K but was filed as Exhibit 10.67 to the resale registration statement on Form S-1 filed by the Company on June 23, 2011.  In response to the Staff’s comment, the Form 8-K has been updated by filing the SPA Amendment as Exhibit 10.26.1 thereto.

3.              We note that the company has assumed all outstanding options and warrants of the operating company.  Please revise to disclose the material terms of the options and warrants.

Response:

In response to the Staff’s comment, page 1 of the Form 8-K has been revised to provide a cross reference to sections of the Form 8-K that more fully disclose the material terms of the options and warrants assumed in the merger transaction.

Description of Business of Radius Health, Inc., page 2

Overview, page 2

4.              We note that you hope to get FDA approval for BA058 Injection by the end of 2013.  Discuss with greater specificity your estimated timeline for FDA approval for BA058 Microneedle, RAD1901 and RAD140.  Include in your discussion the implications to your company, financial and otherwise, should you not be able to attain FDA approval for each product, if approval is delayed, or if additional studies are required.

Response:

The Company respectfully submits to the Staff that it has not indicated any hope that approval be obtained by end of 2013.  The Company has described that certain of the studies underway should produce top-line date by the end of 2013.  In response to the Staff’s comment, the Form 8-K have been revised to discuss with greater specificity the estimated timeline for FDA approval of each of BA058 Injection and BA058 Microneedle Patch which such discussion includes the implications to the Company should it not be able to attain FDA approval for any or each product.

5.              This disclosure appears very technical in nature.  Please provide clearer disclosure for investors, such as explaining the various phases of clinical study and defining the more technical terms used.

Response:

In response to the Staff’s comment, the Form 8-K have been revised to clarify the disclosure as to the development and approval processes for the Company’s product candidates.

6.              Please provide the disclosure regarding research and development required by Item 101(h)(4)(x) of Regulation S-K.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on page 4 to include an estimate of the amount spent during each of the last two fiscal years on research and development activities.

7.              We note your discussion of patents for your four products.  Please revise to disclose all of the company’s intellectual property.  In this regard, we note, on page four, your acquisition of certain patents and “other intellectual property related to BA058” through your license agreement with Ipsen.  See Item 101(h)(4)(vii) of Regulation S-K.

Response:

Item 101(h)(4)(vii) of Regulation S-K requires a brief description of the Company’s intellectual property used in the business to the extent material to an understanding of the Company.  The Company respectfully submits that the discussion of the patents related to the Company’s four product candidates describes all of the Company’s intellectual property material to an understanding of the business.  In response to the Staff’s comment, the Company has revised the statement “other intellectual property related to BA058” in connection with its license agreement with Ipsen to read “data and technical information” to more accurately describe what was acquired under the license agreement in addition to the patents described on page 15 of the Form 8-K. In addition, the Company revised its disclosure on page 21 of the Form 8-K to include a further paragraph under the heading “Intellectual Property”.

8.              We note the facts and figures, under Market Opportunity for BA058 and other portions of the business section, from the National Osteoporosis Foundation and Cowen and Company.  Please revise to provide the source of such information, such as a website or publication, and provide us supplementally with copies of the information.  Also, we note that certain figures are as of 2005.  Please update such statistical information or advise as to why you cannot provide more recent information.  Lastly, provide the source for other statistical information in the business section, such as on page 16.

Response:

In response to the Staff’s comment, the web site address for the National Osteoporosis Foundation (“NOF”) and the title of the Cowen and Company report have been inserted on page 5. Copies of the relevant portions of a print-out of the NOF website and the Cowen Report are being provided by supplement contemporaneously with this letter.  On behalf of the Company, we hereby inform the Staff that the print-out of the NOF website and the Cowen Report being submitted pursuant to this comment are being provided pursuant to Rule 12(b)-4 of the Securities and Exchange Act of 1934, and therefore are not deemed filed with the Form 8-K.  Additionally, as requested, the Company advises the Staff that the 2005 data cited is the latest full year historical data reported by the NOF but the web site does include a projection of total fractures increasing to 3 million by 2025 and this has been added on page 5. Lastly, the statistical information on page 16 that up to 85% of women experience hot flashes is referenced from the Merck Manual. This can be accessed on the web at http:// www.merckmanuals.com/professional/print/sec19/ch260/ch260a.html. The other population data is from the US census data. Reference to the citation as been included in the Form 8-K.

9.              Please address your competitive position in the industry with respect to both of your proposed products, as required by Item 101(h)(4)(iv) of Regulation S-K.

Response:

In response to the Staff’s comment, the Company has added references to an additional BA058 competitor on page 15, to RAD1901 competitors on page 17, and RAD140 competitors on page 17.  The Company respectfully submits that, together with these changes, the discussion of the Company’s competition and competitive position in the development and commercialization of new products to treat osteoporosis and women’s health on page 15 under the subheading “Competition” and its risk factors entitled “If we cannot compete successfully for market share against other drug companies, we may not achieve sufficient product revenues and our business will suffer” and “Developments by competitors may render our products or technologies obsolete or non-competitive” on page 29 and “If we are unable to hire additional qualified personnel, our ability to grow our business may be harmed” on page 32, together with the Company’s disclosure that it currently does not have any products approved for sale anywhere in the world while others do, complies with the requirements of Item 101(h)(4)(v) to the extent ascertainable by the Company.

Collaborations and License Agreements, page 17

10.       Please revise this section to disclose the material terms of each agreement that governs the company’s relationship with the various third parties.  Address, among other details the “certain co-marketing and pro-promotion rights retained by Ipsen,” as disclosed in note 11 to the financial statements.  In addition, we note that Vetter, one of the company’s contract manufacturers of portion of the BA058 manufacturing process, is not included in this section.  Please explain to us why the relationship has been omitted and revise to disclose the material terms of the contract and file the agreement as an exhibit or advise. See Item 601(b)(10) of Regulation S-K.

Response:

In response to the Staff’s comment, the Company has revised or added additional disclosure as to the material terms of each material agreement described in the Form 8-K, including additional details on the co-marketing and co-promotion rights retained by Ipsen.  The Vetter agreement is not included as an Exhibit to the Form 8-K as the Company is not a party to that agreement.  The multi-dose cartridges of BA058 are manufactured by Vetter Pharma Fertigung GmbH & Co for Ipsen.  Ipsen in turn, is responsible to supply the Company with quantities of BA058 Injection for use in certain clinical trials.  The disclosure in this section of the Form 8-K has been revised to clarify the relationships among the Company, Ipsen and Vetter.

11.       Revise to address the material terms of the company’s agreement with MDS Pharma Services, Inc. and attach the agreement as an exhibit hereto or advise.  We note the disclosure in footnote 12 to the financial statements.

Response:

In response to the Staff’s comment, the Company advises the Staff that the agreement with MDS Pharma Services, Inc. related to the Phase II Study conducted with respect to BA058 Injection and expired in 2009.  Therefore it is not longer a material agreement to be described or attached as an Exhibit to the Form 8-K.  The disclosure in footnote 12 to the financial statements is supports the Company’s significant historical research and development expenses under such agreement.

Government Regulation, page 19

12.       We note your reference on pages 19 and 24 to your dependence on other regulatory authorities in other countries.  We further note your risk factor beginning on page 25 states that you need worldwide regulatory approvals to commercialize any of your product candidates.  Revise to expand your discussion on government approvals to include international rules, regulations and laws that apply to your company.  See Item 101(h)(4)(viii) of Regulation S-K.

Response:

In response to the Staff’s comment, the Company has revised its disclosure to expand its discussion on government approvals to include international rules, regulations and laws potentially relevant to the Company’s operations.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 33

13.       The Management’s Discussion and Analysis section is one of the most critical aspects of your disclosure.  As such, we request that you revise this section to provide a more detailed executive overview to discuss the events, trends, and uncertainties that management views as most critical to your future revenues, financial position, liquidity, plan of operations, and results of operations, to the extent known and foreseeable.  To assist you in this regard, please refer to the Commission Guidance Regarding Management’s Discussion and Analysis of

Financial Condition and Results of Operations, Release Nos. 33-8350 (December 19, 2003) at http://www.sec.gov/rules/interp/33-8350.htm.  This guidance is intended to elicit more meaningful disclosure in MD&A in a number of areas, including the overall presentation and focus of MD&A, with general emphasis on the discussion and analysis of known trends, demands, commitments, events and uncertainties, and specific guidance on disclosures about liquidity, capital resources, and critical accounting.

Response:

In response to the Staff’s comment, the Company has provided additional detail in its overview on page 33 of the Form 8-K.

14.       We note your discussion of research and development expenses on pages 33-34.  Revise to disclose your estimated future research and development expenses for each product candidate.  In this regard, we note your active goal of attaining FDA approval for four products.  Also, discuss estimated total expenses needed to bring each potential product through the FDA registration process and to bring the product to market, and discuss the anticipated time frame for each stage of the business plan.

Response:

In response to the Staff’s comment, the Company has provided additional detail regarding future research and development expenses and timeline for our products on page 34 of the Form 8-K.

15.       Revise the discussion in its entirety to explain the reasons for the changes in income statement line items for the annual financial statements and for the interim financial statements.  If there are multiple reasons for these changes, please identify and quantify (to the extent practicable) each causal factor.  You should also provide a discussion of liquidity that describes and clarifies the major items disclosed in the statement of cash flows.  Please refer to Item 303 of Regulation S-K and SEC Release No. 33-8350. C.

Response:

In response to the Staff’s comment, the Company has revised and added additional disclosure as to the reasons for the changes in income statement line items for the annual financial statements and for the interim financial statements. Additionally, the Company has provided a discussion of liquidity that describes and clarifies the major items disclosed in the statement of cash flows.

Financings, page 41

16.       On page two you disclose issuing an aggregate of 7,895,535 shares of Series A-1 Preferred Stock to investors.  On page 42 you disclose issuing 263,177 and 526,358 shares or an aggregate of 789,535 Series A-1 preferred shares to investors.  Please revise all share and per share information in this filing to retroactively reflect the reverse stock split disclosed in Note 14, as applicable.

Response:

In response to the Staff’s comment, the Company has revised the reference to “7,895,535” on page 2 to clarify that the original Series A-1 issued by Target were exchanged for the Company’s Series A-1 which convert pursuant to the terms of the Company certificate of incorporation at a rate of ten (10) shares of Common Stock for each share of Series A-1 Preferred Stock outstanding.  The references to share numbers on page 42 reflect the correct number of shares of Company Preferred stock taking into account the 1 for 10 exchange ratio of the Company’s preferred.  The Company advises the Staff that all share and per share numbers reflect Target’s reverse split of 15:1 which was effected prior to the Target’s before the Initial Closing of the Series A-1 Financing and before the merger.

License Agreement Obligations, page 42

17.       We note that you have redacted specific royalty percentages from the discussion of license agreements.  Please revise to disclose the potential range of royalty payments and state the duration of the royalty payments.  Also, please disclose the amount of license payments that have been paid to date pursuant to each license agreement.  Lastly, we note the milestone payments.  Please disclose the milestone payments that have been paid to date and disclose the total aggregate milestone payment to be paid under each agreement.

Response:

In response to the Staff’s comments, the Company has revised its disclosure to state the duration of royalty payments and the amount of license and the milestone payments paid to date.  Consistent with its Confidential Treatment Request filed with the Commission on May 23, 2011, the Company respectfully submits to the Staff that disclosing the potential range of royalty payments and the total aggregate milestone payments to be made under each of the materials agreements would place the Company at a highly competitive disadvantage that would substantially harm its stockholders and the investing public. Moreover, given that the potential range of royalty payments is based on a specific percentage of net sales of a drug that has yet to be approved for sale, stating any potential range would be speculative at best and potentially harmful to the investing public given the inherent uncertainty in such number. The Company believes that its request for confidential treatment is narrow in scope and pertains to specific and highly sensitive financial and/or commercial information.  Therefore, the Company has not revised its disclosure to include the potential range of royalty payments or the total milestone payments to be paid under each of the agreement.  The Company has, however, revised the disclosure to state that the royalty rates are either fixed or variable mid-single digit rates.

Changes and Disagreements with Accountants on Accounting and Financial Disclosure, page 43

18.       Please note that a change in accountants is presumed to have occurred unless one accountant audited the premerger financial statements of both parties to the merger.  The accountant who is no longer associated with the continuing entity is considered to be the predecessor accountant.  Please revise the disclosure under this heading to provide all of the disclosures set forth in Item 304 of Regulation S-K.  Also include a letter from the former accountant regarding its concurrence or disagreement with the statements made by you in the current report.

Response:

In response to the Staff’s comments, the Company has revised the disclosure under the heading “Changes and Disagreements with Accountants” to provide disclosures required in Item 304 of Regulation S-K.  Also included as Exhibit 16.1 to the revised Form 8-K is a letter from the former accountant regarding its concurrence with the statements made by the Company in the current report.

Management, page 44

19.       We note that you have not included any disclosure regarding Mr. Auerbach’s qualifications to serve as a director.  Please revise to provide the specific experience, qualifications, attributes or skills that led to the conclusion that the individual should serve as a director of the registrant. See Item 401(e) of Regulation S-K.

Response:

In response to the Staff’s comment, the Company has revised its disclosure regarding Mr. Auerbach’s specific experience, qualifications, attributes or skills that led to the conclusion that the individual should serve as a director of the registrant

20.       For each employment listed, please disclose the beginning and end dates.  For instance, it is unclear how long Dr. Gadicke has been Managing Director of MPM Capital and the business experience of Mr. Graves from 2009 to the present is unclear.

Response:

In response to the Staff’s comment, the Company has revised the biographies of its officers and directors to disclose the beginning and end dates for each employment listed for such officer or director.

Certain Relationships and Transactions, page 47

21.       It appears that the merger transaction involved affiliated parties.  Please add disclosure in this section.  We note that Dr. Gadicke was a control person for the shell company and also controls 40% of the common stock for Radius Health.

Please add disclosure, including the sale of the shares in the shell as part of the merger transaction.

Response:

In response to the Staff’s comment, the Company has augmented its disclosure under the heading “Certain Relationships and Transactions--Transactions with Related Parties”.

Transactions with Related Parties, page 48

22.       In the second paragraph under this heading, you disclose that prior to the merger, MPM Asset Management LLC was the sole stockholder of MPM Acquisition and an investment fund affiliated with MPM Asset Management LLC was a shareholder of Radius Health.  Please identify each investor in Radius Health prior to the merger and also provide the percentage of ownership held by each shareholder.

Response:

In response to the Staff’s comment, the Company is providing by supplement contemporaneously with this letter the capitalization of Target immediately prior to the merger after giving effect to the recapitalization and the initial closing of the Series A-1 financing transaction.  On behalf of the Company, we hereby inform the Staff that the capitalization of the Target being submitted pursuant to this comment is being provided pursuant to Rule 12(b)-4 of the Securities and Exchange Act of 1934, and therefore is not deemed filed with the Form 8-K. As described on page 1 of the Form 8-K and the Redemption Agreement dated April 25, 2011 and filed as Exhibit 10.2 to the Company’s Current Report on Form 8- K filed on April 29, 2011, all shares of the Company held by MPM Asset Management LLC were repurchased by the Company concurrently with the closing of the merger pursuant to the Redemption Agreement. Page 1 of the Form 8-K has been revised to correct the filing date of the Redemption Agreement.

Director Independence, page 48

23.       Please revise to clarify the number of directors the company has.  On page 48, under this heading, you state that you presently have only two directors, presumably Messrs. Lyttle and Harvey, but your table on page 44 lists seven directors.  Please also reconcile this disclosure with the additional disclosure on page 44 that states Mr. Harvey was a director until consummation of the merger on May 17, 2011.

Response:

As stated on page 44, the Company has seven (7) directors, of which, as stated on page 48, six (6) are independent under the criteria described on page 48 of the Form 8-K.  In response to the Staff’s comment, page 48 of the Form 8-K has been revised to remove the following errant sentence which caused the apparent confusion noted in the Staff’s comment:

“As both of our present directors are also executive officers of the Company, we do not presently have any independent directors”.

Executive and Director Compensation, page 49

24.       We note on page 50 that the company does not have a formal policy for determining compensation for executive officers.  Please revise to discuss what factors led to determination of salary and bonus of each named executive officer.

Response:

In response to the Staff’s response, the Company has revised its disclosure on page 50 to discuss the factors considered in determining salary and bonus of the named executive officers.

25.       Please revise to provide the disclosure required by Item 402(o) of Regulation S-K.  Among other details, revise to disclose the material terms of each named executive officer’s employment agreement or advise.

Response:

In response to the Staff’s comment, the Company added disclosure that appears elsewhere in the Form 8-K under the headings “Employment Agreements” and “Potential Payments upon Termination or Change in Control” to page 51 immediately following the Summary Compensation Table following the heading “By the Target Prior to the Merger.”

26.       To the extent the company has or intends to change its compensation policy as a result of becoming a public company, please disclose.  Any new employment or other compensation agreements should be filed as exhibits.

Response:

In response to the Staff’s comment, the Company revised its disclosure on page 50 to include a statement as to its intent to form a Compensation Committee and develop formal policies for the determination of compensation of executive officers.  The Company acknowledges its obligation to file any new employment or other compensation agreements with the Commission as required by Form 8-K, Form 10-Q and Form 10-K.

27.       We note that the bonus for 2010 has not yet been determined.  Please revise to disclose when such amount is expected to be determined and confirm that you will disclose such amount in a filing under Item 5.02(f) of Regulation S-K. See Instruction 1 to Item 402(n)(2)(iii) and (iv) of Regulation S-K.

Response:

The Company advises the Staff that it expects the Board of the Company to act on 2010 bonuses by the end of July 2011.  The Company confirms that it will disclosure all such amounts, if any, in a filing under Item 5.02(f) of Form 8-K.

28.       Your disclosure regarding the 2003 Option Plan does not appear to be complete.  Please revise to disclosure the material terms of the plan.

Response:

In response to the Staff’s comment, the disclosure regarding the 2003 Option Plan has been revised to provide additional disclosure as to the material terms of the plan.

29.       Please include a footnote to the directors’ compensation table disclosing all assumptions made in the valuation by reference to a discussion of those assumptions in the smaller reporting company’s financial statements, footnotes to the financial statements, or discussion in the Management’s Discussion and Analysis.  See the Instruction to Item 402(r) of Regulation S-K. Also, for each director, disclose by footnote to the appropriate column, the aggregate number of stock awards and the aggregate number of option awards outstanding at fiscal year end.  See the Instruction to Item 402(r)(2)(iii) and (iv).

Response:

In response to the Staff’s comment, the Company has added a footnote to the director’s compensation table disclosing the assumptions used in determining the valuation of such stock-based compensation.

30.       Provide estimated potential payouts to the named executive officers if there is a termination or change in control.  Consider providing such disclosure in tabular format.

Response:

In response to the Staff’s comment, the Company added additional disclosure on page 53 in tabular form with explanatory language under the new heading “Estimated Benefits and Payments Upon Termination of Employment.”

Security Ownership of Certain Beneficial Owners and Management, page 53

31.       Please explain how you calculated the percentage of ownership by officers and directors as a group, as it appears the percentage should be approximately 64%.

Response:

The Company has updated the Beneficial Ownership table starting on page 53 to display all ownership percentages, including the officers and directors as a group, as calculated pursuant to Rule 13d3 and not on a fully-diluted basis as described in original introductory paragraph to the table.

32.       Please disclose the control person(s) for each entity listed in the table.

Response:

The Company has revised the footnotes to the Beneficial Ownership table to disclose the control person(s) for each entity listed in the table to the extent known by the Company.

Recent Sales of Unregistered Securities, page 56

33.       Name the persons or class of persons for each transaction, as required by Item 701(b) of Regulation S-K.

Response:

In response to the Staff’s comment, that Company has revised its disclosure in the Form 8-K as to recent sales of unregistered securities to name the persons or class of persons to which such shares were issued in each such sale.

34.       Revise to state briefly the facts relied upon, for each unregistered sale of securities, to make the exemptions available.  See Item 701(d) of Regulation S-K.

Response:

In response to the Staff’s comment, that Company has revised its disclosure in the Form 8-K as to recent sales of unregistered securities to state briefly the facts relied to make the exemptions to registration available for each such sale.

35.       On page 57, you state that 64,430 shares of Series A-5 preferred stock was issued to Nordic but on page 42, you state that 64,430 shares of Series A-1 preferred stock was issued to Nordic.  Please revise to reconcile the disclosure regarding this private placement.

Response:

In response to the Staff’s comment, the inadvertent reference to 64,430 shares of Series A-1 preferred stock issued to Nordic has been changed to make such disclosure consistent with the disclosure on page 57 as it was indeed 64,430 shares of Series A-5 preferred stock that was issued to Nordic and not Series A-1 preferred stock.

36.       Please revise this section to disclose the consideration for each unregistered sale, as required by Item 701(c) of Regulation S-K.

Response:

In response to the Staff’s comment, that Company has revised its disclosure in the Form 8-K as to recent sales of unregistered securities to state the aggregate consideration received for each such sale.

Description of Securities, page 57

37.       Revise to provide complete Regulation S-K Item 202 disclosure for each class of the company’s securities, including your common stock.  In this regard we note, nonexclusively, that your Certificate of Designations addresses liquidation rights and note 9 to the financial statements addresses redemption and liquidation rights.  Consider addressing each class of securities separately for purposes of clarity.

Response:

In response to the Staff’s comment, the disclosure on page 57 of the Form 8-K as to the description of the capital stock of the company has been revised to provide the additional disclosure as requested. The Company acknowledges the Staff’s suggestion to address each class separately, but given the similarities of the different series of preferred stock, the Company believes that presenting them together results in more clarity than describing them separately.

Indemnification of Directors and Officers

38.       Revise to provide complete Regulation S-K Item 702 disclosure.  In this regard we note the various indemnification agreements attached hereto as exhibits.

Response:

In response to the Staff’s comment, the Company has revised the Form 8-K to include Regulation S-K Item 702 disclosure immediately prior to the Item 3.02 section of the Form 8-K.

Exhibits

39.       We note that you are incorporating by reference the Merger and Redemption Agreements from a Form 8-K, filed with the Commission on April 25, 2011.  Revise your exhibit list to include these agreements.  This would include all related agreements, and the loan agreement referenced in Item 2.01.

Response:

In response the Staff’s comment, the Form 8-K exhibit list has been revised to include the Merger Agreement and the Redemption Agreement, each of which was previously filed with the Company’s Current Report on Form 8-K filed with the Commission on April 29, 2011, as Exhibit 2.1 and the Redemption Agreement as Exhibit 10.67 and to include the Loan and Security Agreement with General Electric Capital Corporation as agent and a lender, and Oxford Finance LLC dated May 23, 2011 and related agreements.

40.       Exhibits 4.1, 10.1, 10.2, 10.4, 10.6, 10.10, 10.11, 10.12, 10.20, 10.21, 10.25, 10.26, 10.51, 10.63 and 10.64 appear to be missing exhibits, schedules, appendices or attachments.  We also note that exhibit 10.1 to the Form 8-K filed on April 29, 2011 is missing exhibits and schedules.  Please file these exhibits in their entirety with your next amended filing. See Item 601(b)(10) of Regulation S-K.

Response:

In response the Staff’s comment, the Company acknowledges its responsibility to ensure that all disclosures, including disclosures of material contractual provisions, are accurate and not materially misleading.  The Company respectfully submits that the omitted exhibits, schedules, appendices or attachments are not material to the Company or an investor’s understanding of the terms and conditions of the filed agreement that are material to the Company, and where an exhibit, schedule, appendix or attachment is material to the Company or such understanding, such document has been filed, and, where necessary, confidential treatment has been requested.

The Company notes that, with respect to Exhibit 10.64 to the Form 8-K, the Sublease for the Company’s corporate headquarters in Cambridge, MA which expires on July 30, 2011, the Company expects to enter into a negotiated lease directly with the master landlord on or before the termination of the Sublease, which lease will supersede the Sublease and be filed with the Commission when finalized.

41.       We note the letter of intent with Nordic Bioscience and the two extensions.  Please file as exhibits.

Response:

In response to the Staff’s comment, the Company advises the Staff that the letter of intent with Nordic Bioscience and the two extensions were superseded and subsumed by the execution and delivery of the Clinical Trial Services Agreement and Work Statement NB-1 dated March 29, 2011 filed as Exhibit 10.1 to the Form 8-K, thereby rendering them inoperative and no longer in effect at the time of filing the Form 8-K. Therefore, and given that no additional information is presented to investors that is not otherwise covered by the Clinical Trial Services Agreement and Work Statement NB-1, the Company respectfully submits that filing the letter of intent and the two extensions is not required.

42.       We are unable to locate the articles of incorporation and bylaws of the company.  Please file as exhibits, as required by Item 601(b)(3) of Regulation S-K.

Response:

In response to the Staff’s comment, the exhibit list to the Form 8-K has been revised to include the Company’s certificate of incorporation and bylaws, each in the form previously filed with the Commission as Exhibit 3.1 and 3.2, respectively, to the Company’s Form 10 filed with the Commission on April 16, 2006, as Exhibits 3.4 and 3.5, respectively, to the Form 8-K.

Exhibit 99.1

43.       Please revise the audit report to include the name and signature of your independent registered public accounting firm.

Response:

In response to the Staff’s Comment, the Report of Independent Registered Public Accounting Firm has been revised to include the signature of Ernst & Young LLP.

Exhibit 99.2

Notes to Unaudited Pro Forma Condensed Combined Financial Information

Pro Forma Adjustments

44.       Please explain why the exchange of preferred stock for preferred and common stock and the forfeiture of dividends in the recapitalization of Radius Health is treated as an extinguishment of preferred stock and reference the literature that supports your conclusion.

Response:

The Unaudited Pro Forma Condensed Combined Financial Statements reflect the Company’s expected accounting treatment for the exchange of preferred stock for preferred and common stock and the forfeiture of accrued dividends that had been recorded on Target’s balance sheet in the recapitalization of Target. In preparing the Unaudited Pro Forma Condensed Combined Financial Statements, management considered that there is no accounting literature to determine whether an amendment to an equity-classified preferred share is an extinguishment or a modification.  The Company’s expected accounting treatment reflects the exchange as an extinguishment because the exchange significantly changed the substantive contractual terms of the preferred stock, including the conversion and redemption features associated with the preferred stock as well as the forfeiture of accrued dividends.  The Company has adopted an accounting policy pursuant to which an amendment that adds, deletes or significantly changes a substantive contractual term is an extinguishment.  The Company then considered the accounting guidance in Accounting Standards Codification 260-10-S99-2 that indicates that when equity-classified preferred shares are extinguished, the difference between (1) the fair value of the consideration transferred to the holders of the preferred shares and (2) the carrying amount of the preferred shares (net of issuance costs) are subtracted from (or added to) net income to arrive at income available to common stockholders in the calculation of earnings per share.  This difference represents a return from the preferred stockholders and is reflected in a manner similar to the treatment of dividends paid on preferred stock.

45.       We refer you to paragraph four under the heading Unaudited Pro Forma Condensed Combined Financial Statements.  Please disclose why the accounting for the forfeiture of dividends is preliminary and, to the extent that significantly different results may occur, please expand and include disclosure and a presentation that gives effects to the range of possible results.

Response:

As noted in the response to Comment 44 above, the Unaudited Pro Forma Condensed Financial Statements reflect management’s expected accounting treatment for the exchange of preferred stock for preferred and common stock and the forfeiture of dividends that had been accrued (but not declared) on Target’s balance sheet in the recapitalization of Target.  The Company does not expect significantly different results to occur once it has completed its accounting assessment for purposes of its financial statements as of and for the three and six-month periods ended June 30, 2011.  In response to the Staff’s comment, the Company has revised the Notes to the Unaudited Pro Forma Financial Statements to indicate that the presentation reflects management’s expected accounting treatment and that the Unaudited Pro Forma Condensed Combined Financial Statements include certain estimates that will be refined in connection with the actual accounting for the transaction as of and for the three and six-month periods ended June 30, 2011.

46.       Please also disclose whether there will be any related tax effects for the forfeiture of dividends.

Response:

In response to the Staff’s comment, the Company has supplemented the disclosure in the Unaudited Pro Forma Financial Statements to disclose the fact that management does not believe that there will be any tax impact to the Company relating to the forfeiture of the accrued dividends as these amounts represented future distributions relating to the Company’s preferred stock and, accordingly, were not recognized as liabilities for income tax purposes

47.       Please tell us and disclose how you determined the values presented as the adjustment to establish the issuance of Series A-1 through A- 4 Convertible Preferred Stock.

Response:

The Company determined the values presented as the adjustment to establish the issuance of Series A-1 through A-4 Convertible Preferred Stock based upon the issuance price of such shares, which the Company believed represented a reasonable estimate of the fair value of such shares.  The Company is in the process of obtaining a third-party valuation to support its estimate and plans to use the values derived from the third-party valuation to record the preferred stock at its fair value in the financial statements as of and for the three and six-month periods ended June 30, 2011, as discussed in the response to Comment 44 above.  In response to the Staff’s comment, the Company has supplemented the disclosure in the Notes to the Unaudited Pro Forma Financial Statements to reflect the fact that the Preferred Stock was recorded at its issuance price, which was believed to be a reasonable estimate of fair value for purposes of the Unaudited Pro Forma Condensed Combined Financial Statements.

48.       Please include a footnote that explains how you derived weighted average shares outstanding in the basic and diluted earnings per share calculations.  In doing so, explain how periods prior to the merger reflect the exchange ratio established in the merger agreement as affected for the conversion of preferred shares and other common stock equivalents.

Response:

In response to the Staff’s comment, the Company has supplemented the disclosure in the Notes to the Unaudited Pro Forma Condensed Combined Financial Statements to include a footnote that explains how the Company derived the weighted average shares outstanding and basic and diluted earnings per share calculations.

Form 10-K for Fiscal Year Ended December 31, 2010

49.       Please confirm in future filings that, in addition to the principal executive and accounting officers, your report will be signed by your principal financial officer.  See Paragraph D.2(a) of Form 10-K General Instructions.

Response:

As requested, we hereby confirm on behalf of the Company that, in addition to the principal executive and accounting officers, the Company’s next Annual Report on Form 10-K will be signed by the Company’s principal financial officer as well.

Please note that the statement, in writing, of the Company required by your comment letter is enclosed herewith. Should you wish to discuss the responses included herein or materials enclosed herewith at any time, please do not hesitate to contact me. Any questions regarding accounting issues may be addressed directly to B. Nicholas Harvey, Chief Financial Officer of the Company, at (617) 444-1834.

Sincerely,

/s/ Matthew J. Cushing

Matthew J. Cushing

cc:	Erin Wilson, Securities and Exchange Commission
Pamela Howell, Securities and Exchange Commission
Brian McAllister, Securities and Exchange Commission
Tia Jenkins, Securities and Exchange Commission
C. Richard Edmund Lyttle, President and CEO, Radius Health, Inc.
B. Nicholas Harvey, CFO, Radius Health, Inc.
Julio E. Vega, Bingham McCutchen LLP

[Radius Health, Inc. Letterhead]

July 20, 2011

John Reynolds

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E .

Washington, D.C. 205490-6010

Re:                            Radius Health, Inc.

Form 8-K

Filed May 23, 2011

Form 10-K for Fiscal Year Ended December 31, 2010

Filed March 24, 2011

File No. 000-53173

Dear Mr. Reynolds:

In connection with the response letter dated July 20, 2011 submitted on our behalf, Radius Health, Inc., a Delaware corporation (the “Company”), in response to the comments of the staff of the U.S. Securities and Exchange Commission (the “Commission”) that were contained in your letter dated June 28, 2011, the Company hereby acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the Form 8-K and the Form 10-K;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Form 8-K or Form 10-K; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you wish to discuss the foregoing at any time, please do not hesitate to contact Julio E. Vega (617-951-8901) or Matthew J. Cushing (617-951-8439) of Bingham McCutchen LLP or the undersigned, the Chief Financial Officer of the Company, at (617) 444-1834.

Very truly yours,

/s/ B. Nicholas Harvey

B. Nicholas Harvey

cc:	Erin Wilson, Securities and Exchange Commission
Pamela Howell, Securities and Exchange Commission
Brian McAllister, Securities and Exchange Commission

Tia Jenkins, Securities and Exchange Commission
C. Richard Lyttle, Radius Health, Inc.
Julio E. Vega, Bingham McCutchen LLP
Matthew J. Cushing, Bingham McCutchen LLP

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